October 28, 2024

Hassan R. Baqar
Chief Financial Officer
FG Merger II Corp.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: FG Merger II Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed October 4, 2024
           File No. 333-275155
Dear Hassan R. Baqar:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed October 4, 2024 Summary, page 1

1. We note your response to prior comment 3 and that you have deleted the language regarding net tangible assets on page F-7 of the June 30, 2024 unaudited financial statements. Please clarify why you have retained this language on page F-8 of the
       December 31, 2023 audited financial statements.
 October 28, 2024
Page 2
Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Offering Costs, page F-9

2. We note your response to prior comment 15. Please tell us how you considered that the audited financial statements can be used for other purposes other than preparing for the IPO in your determination that the audit fee is incremental and directly attributable to the offering. In addition, tell us how you considered the second premise outlined in SAB Topic 5A specifically that general and administrative expenses may not be allocated as costs of the offering when forming your conclusion.

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso